FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 5, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 5, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports initial drilling results from its Phase I drill program at the North Bullfrog Joint Venture in which the Issuer is earning up to a 70% interest from Redstar Gold Corp.

Item 5.	Full Description of Material Change

The Issuer announces the initial results from its Phase I drilling program at the North Bullfrog Joint Venture (in which it is earning up to a 70% interest from Redstar Gold Corp, TSX-V: RGC) in Nevada.  This initial phase drilling program intersected a number of broad lower grade zones of gold mineralization in the Sierra Blanca target area (including 7.6 metres @ 1.1 g/t Au) and high-grade mineralization in the Pioneer area (including 0.4 metres @ 17.6 g/t Au and 1.2 metres @ 3.7 g/t Au).  The results have confirmed the presence of a large widely distributed gold system on the property and have set the stage for further drilling of a number of untested priority targets (see Table 1).  The Issuer anticipates its Phase II drilling program for the North Bullfrog project will begin early in the first quarter of 2008 as field activities slow down on its Alaskan projects.

Interpretation

At Sierra Blanca, holes NB0701 and NB0702 confirmed the presence of widespread low-grade mineralization encountered in historic drilling.  NB0701 intersected numerous low-grade intervals, with 28% of the 247 metre hole mineralized at >250 ppb Au.  NB0702 also intersected low-grade mineralization, with a high of 2.060 g/t over 3 metres (0.060 opt over 9.8 feet).  Previous drilling in the area of the two holes intersected thick low-grade intervals, including 0.343 g/t over a combined 40 metres (0.010 opt over 130 feet), 0.480 g/t over 35 metres (0.014 opt over 115 feet) and 0.425 g/t over a combined 26 metres (0.012 opt over 85 feet).  The drilling tested only a small portion of the extensive low-grade mineralization at Sierra Blanca and did not evaluate areas with relatively higher-grade gold mineralization (>1 g/t) encountered at surface and in shallow previous drilling.  The potential for higher-grade structurally-focused mineralization also remains poorly tested at this stage, and the nearby Yellowjacket vein system target was not tested by the Phase I program.

The shallow mineralization intersected in the Pioneer target area in NB0704 occurs along the margins of a strongly-altered dike, an important geologic control which will assist in on-going exploration.  Hole NB0703 attempted to cross the west-dipping mineralized zone about 120 metres down dip and encountered anomalous gold values but failed to intersect the high grade shoot that was the original target.  The Pioneer mine area has all of the earmarks of a large gold mineralizing system with the potential for more high-grade vein zones such as those intersected in NB0704.

Table 1

Significant Drilling Results*

Hole	From (m)	To (m)	Interval (m)	Au (g/t)
NB-07-01 (247m)	80.0	84.5	4.5	0.780
	101.0	113.0	12.0	0.444
	114.5	119.0	4.5	0.340
	120.5	125.0	4.5	0.317
	134.0	148.7	14.7	0.424
	161.5	175.0	13.5	0.309
	210.7	216.5	5.8	0.580
	219.5	224.0	4.5	0.523
NB-07-02 (354m)	65.0	72.6	7.6	1.113
including	66.5	69.5	3.0	2.060
	80.5	84.0	3.5	0.317
NB-07-03 (215m)	38.5	40.0	1.5	0.260
NB-07-04 (92m)	14.7	16.8	2.1	0.500
	17.8	22.7	4.9	2.136
including	20.5	20.9	0.4	17.600
	26.2	29.4	3.1	1.888
including	26.2	27.5	1.2	3.680
	62.6	66.8	4.1	0.317
NB-07-05 (365m)	No Significant Results
NB-07-06 (33m)	No Significant Results

* Composites calculated using a 0.250 g/t (250 ppb) cutoff; composite length

Exposure to Asset-Backed Canadian Paper

The Issuer would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiaries for their immediate operating needs in America, all of the Issuer’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or in Bankers Acceptances (100% guaranteed).

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of the Issuer.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 7, 2007